Exhibit 99.3

Theratechnologies Announces Financial Results for Third Quarter of 2014

Montreal, Canada – October 8, 2014 – Theratechnologies Inc. (Theratechnologies) (TSX: TH) today announced its financial results for the third quarter ended August 31, 2014.

Third quarter 2014 financial highlights

•	Company ended product shortage which affected revenues in the third quarter
•	Selling and market development expenses of $1,720,000 mainly associated with marketing initiatives being undertaken in the United States
•	Net loss of $4,394,000
•	$5,628,000 in liquidities available at quarter-end including bonds

“The end of the third quarter coincided with the end of the product shortage which had been affecting us since February. Shipping of new vials of the 1mg presentation to the U.S. occurred in September and marks an important moment in our company. In the fourth quarter, we will record our first direct sales of EGRIFTA™ since regaining rights in the U.S. After only a few days back on the market, demand is building in a satisfactory manner and in accordance with our forecasts,” said Luc Tanguay, President and CEO, Theratechnologies Inc.

Third Quarter Financial Results

The financial results presented in this press release are taken from the Company’s Management’s Discussion and Analysis, or MD&A, and unaudited consolidated financial statements for the period ended August 31, 2014, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The MD&A for the third quarter ended August 31, 2014, and the unaudited consolidated financial statements can be found at www.theratech.com, www.sedar.com and www.sec.gov. Unless specified otherwise, all amounts in this press release are in Canadian dollars and all capitalized terms have the meaning ascribed thereto in our MD&A. As used herein, EGRIFTATM refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. EGRIFTATM is our trademark.

Prior to the closing on May 1, 2014 of the EMD Serono Termination Agreement, our revenues were mainly composed of sales of EGRIFTA™ to EMD Serono for re-sale, royalties received from EMD Serono on U.S. sales to customers, and research services, which included milestone payments and the amortization of the initial payment received from EMD Serono. From May 1, 2014, on, our revenues are essentially sales of EGRIFTA™, which were nil from May 1 to August 31, 2014 due to the supply shortage we experienced. Sales of EGRIFTA™ resumed in mid-September and, as of the date of this press release, demand for the product is building in a satisfactory manner and in accordance with our forecasts. Consolidated revenue for the three- and nine-month periods ended August 31, 2014 was $4,000 and $4,069,000 compared to $2,177,000 and $6,307,000 in the comparable periods of fiscal 2013.

Revenue generated from the sale of goods in the three- and nine-month periods ended August 31, 2014 was nil and $675,000 compared to $786,000 and $2,233,000 in the comparable periods of fiscal 2013. Shipments to EMD Serono in the first quarter of 2014 represented all of the goods that were available in inventory and, with manufacturing suspended, there were no shipments in the second and third quarters.

Amortization of upfront payment in the three- and nine-month periods ended August 31, 2014 was nil and $2,770,000 compared to $463,000 and $1,390,000 in the comparable periods of fiscal 2013. With the closing of the EMD Serono Termination Agreement on May 1, 2014, all of the unamortized balance of the initial payment was recognized as revenue in the second quarter of 2014.

Royalties in the three- and nine-month periods ended August 31, 2014 were $4,000 and $624,000 compared to $928,000 and $2,684,000 in the comparable periods of fiscal 2013. Prior to May 1, 2014, royalties from EMD Serono were adversely affected by the previously described EGRIFTA™ supply shortage. With the closing of the EMD Serono Termination Agreement, EMD Serono is no longer selling EGRIFTA™ and is therefore no longer obligated to pay royalties to the Company.

The cost of sales in the three- and nine-month periods ended August 31, 2014 was $212,000 and $1,851,000 compared to $823,000 and $2,556,000 in the comparable periods of fiscal 2013. The cost of sales is made up of cost of goods sold and unallocated production costs. The cost of goods sold component in 2014 amounted to nil in the three-month period and $600,000 in the nine-month period compared to $678,000 and $1,940,000 in the comparable periods of fiscal 2013. Unallocated production costs were $212,000 and $1,251,000 in the three- and nine-month periods ended August 31, 2014 compared to $145,000 and $616,000 in the comparable periods of fiscal 2013. The higher unallocated production costs in the three-month period ended August 31, 2014 were principally fixed costs and costs associated with changing over from the 2mg to the 1mg presentation of EGRIFTA™. In the nine months ended August 31, 2014 unallocated production costs included fixed costs, changeover costs and inventory write downs.

Research & development, or R&D, expenses, net of tax credits, in the three- and nine-month periods ended August 31, 2014 were $1,036,000 and $4,453,000 compared to $2,578,000 and $5,824,000 in the comparable periods of fiscal 2013. R&D expenses in 2013 included approximately $1,500,000 of costs related to our efforts to improve the lyophilization cycle used in the manufacture of EGRIFTA™. R&D expenses in 2014 are largely made up of expenses for the two Phase 4 clinical trials currently being conducted as well as staffing and regulatory expenses. Expenses related to the diabetic retinopathy study were $350,000 and $2,206,000 for the three and nine-month periods ended August 31, 2014, compared to $493,000 and $2,112,000 in the comparable periods of fiscal 2013. Expenses for the long-term safety study were $276,000 and $708,000 for the three and nine-month periods ended August 31, 2014, compared to $179,000 and $521,000 in the comparable periods of fiscal 2013.

Selling and market development expenses amounted to $1,720,000 and $5,247,000 for the three- and nine-month periods ended August 31, 2014, compared to $59,000 and $190,000 in the comparable periods of fiscal 2013. The significant increase in expenses in fiscal 2014 is principally due to organization building and marketing initiatives tied to our reacquired commercialization rights for EGRIFTA™ in the United States market. In future periods, selling and market development expenses are expected to continue to be higher than in the past as we assume full responsibility for EGRIFTA™ marketing in the United States and Canada. In addition, following the closing of the EMD Serono Termination Agreement on May 1, 2014, selling and market development expenses now include the amortization of the intangible asset value established for the EGRIFTA™ commercialization rights. This amortization expense amounted to $432,000 and $576,000 in the three- and nine-month periods ended August 31, 2014.

General and administrative expenses amounted to $914,000 and $3,254,000 in the three- and nine-month periods ended August 31, 2014, compared to $741,000 and $2,614,000 in the comparable periods of fiscal 2013. The increase in expenses in 2014 is largely temporary in nature and is principally due to professional fees.

There were no restructuring costs in the three- and nine-month periods ended August 31, 2014. In the first three months of fiscal 2013, we recovered previously expensed restructuring costs in the amount of $3,093,000. The recovery came as a result of a lease amendment agreement entered into in April 2013, which eliminated the remaining $3,133,000 of an onerous lease provision established in conjunction with restructuring initiatives in 2012.

Finance income for the three- and nine-month periods ended August 31, 2014 was $66,000 and $294,000 compared to $107,000 and $433,000 in the comparable periods of fiscal 2013. Interest revenue has trended lower due to a gradual decline in the portfolio size as investments are liquidated to fund operations.

Finance costs for the three-month period ended August 31, 2014 were $574,000 which included $508,000 of accretion on the $15,792,000 debt owed to EMD Serono under the terms of the EMD Serono Termination Agreement, as well as a foreign exchange loss of $45,000. For the nine-month period ended August 31, 2014, finance costs were $561,000, which was principally $678,000 of debt accretion, offset by a foreign exchange gain of $121,000. Finance costs were $8,000 and $79,000 in the comparable three- and nine-month periods of fiscal 2013.

In the second quarter of fiscal 2014, the Company settled a dispute with the Canada Revenue Agency in respect of an investment tax credit refund claim related to its 1994 and 1995 taxation years, resulting in a refund of $4,110,000 ($1,650,000 of investment tax credit refund and $2,520,000 in interest less associated fees). There were no items of this nature in fiscal 2013. This refund was received on July 3, 2014.

Taking into account the revenue and expense variations described above, the net loss for the three-month period ended August 31, 2014 was $4,394,000, compared to a net loss of $1,935,000 in the comparable period of fiscal 2013. For the nine-month period ended August 31, 2014, the net loss was $6,921,000, compared to a net loss of $1,457,000 in the comparable period of fiscal 2013. On a per share basis, the net loss was $(0.07) in the three-month period August 31, 2014 compared to net loss of $(0.03) in the comparable period of fiscal 2013. In the nine-month period ended August 31, 2014, the net loss was $(0.11) per share compared to a net loss of $(0.02) per share in the comparable period of fiscal 2013.

Cash flows generated from operating activities for the three-month period ended August 31, 2014 amounted to $156,000 (including the $4,170,000 tax credits reimbursement) compared to $615,000 in the comparable period of 2013. In the nine months ended August 31, 2014, cash flows uses in operating activities were $5,623,000 compared to $6,340,000 in the comparable period of 2013.

As at August 31, 2014, liquidities, which include cash and bonds, amounted to $5,628,000 compared to $12,353,000 at November 30, 2013.

The closing of the transaction with EMD Serono on May 1, 2014, significantly changed the operations of the Company, which may impact the risk profile of its cash flows, and the contractual obligation with respect to the early termination fee (note 10—long term debt) will increase the Company’s liquidity risk and may require additional funding.

During the last fiscal year, the Company experienced manufacturing difficulties at its third-party manufacturer, which led to shortages of EGRIFTATM and negatively impacted sales and operating results. Thereafter, the Company resumed manufacturing. On February 14, 2014, the manufacturing difficulties resurfaced. The Company ceased manufacturing again and, at that time, there was no inventory of finished goods available. A plan was developed based upon temporarily reverting to the initial presentation of EGRIFTATM (1mg vial), which was supplied without any commercial delays during the first two years of marketing the product. In early September 2014, shipping of EGRIFTATM resumed using the 1 mg presentation. The Company currently has funding to meet its financial obligations while it re-establishes its revenue stream.

If, however, it encounters significant setbacks in relation to projected sales levels, and/or manufacturing and supply issues, the Company will require additional funds in the next 12 months in order to meet its obligations and sustain operations. As of the date of this press release, there is no new funding agreement in place. These circumstances could result in a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

Conference Call Details

A conference call will be held today at 8:30 a.m. (ET) to discuss the results. The call will be hosted by Luc Tanguay, President and Chief Executive Officer. The conference call will be open to questions from financial analysts. Media and other interested individuals are invited to participate in the call on a “listen-only” basis.

The conference call can be accessed by dialling 1-877-223-4471 (North America) or 1-647-788-4922 (International). The conference call will also be accessible via webcast at http://www.gowebcasting.com/5899. Audio replay of the conference call will be available two hours after the call’s completion until October 15, 2014, by dialling 1-800-585-8367 (North America) or 1-416-621-4642 (International) and by entering the playback code 9571968.

About Theratechnologies

Theratechnologies (TSX: TH) is a specialty pharmaceutical company addressing unmet medical needs in metabolic disorders to promote healthy ageing and improved quality of life. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s belief and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, statements regarding: the future sales of EGRIFTATM in the United States and the Company’s growth based thereon.

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: the manufacturing of lots of EGRIFTATM will meet the product specifications and pass routine testing, no delay will be encountered in connection with the planned manufacturing schedule as well as with the packaging and shipping of new lots of EGRIFTATM, we will be able to increase our patient base in the United States through our educational efforts vis-à-vis physicians, patient demand for EGRIFTATM will increase over time in the United States despite the past drug shortage and the relationships with our commercial partners and third-party suppliers will be conflict-free and no unexpected events resulting in unplanned material expenses will occur.

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statements contained in this press release. These risks and uncertainties include, but are not limited to, the following: the risk that problems occur in the manufacturing of lots of EGRIFTATM, the risk that new lots of EGRIFTATM fail routine testing and become unavailable for distribution resulting in a potential drug shortage, the risk that we are unable to grow the patient base for EGRIFTATM in the United States and that our commercial operations do not generate high revenues and require that we seek financing through the issuance of equity, debt-securities or the sale of assets in order to continue our operations, the risk that conflicts occur with our third-party suppliers jeopardizing the manufacture and/or commercialization of EGRIFTATM, the risk that EGRIFTATM is withdrawn from the market as a result of defects or recalls and the risk that unexpected events occur resulting in unplanned material expenses.

We refer potential investors to the “Risk Factors” section of our Annual Report on Form 20-F dated February 27, 2014 available at www.sedar.com, www.sec.gov and www.theratech.com for additional risks regarding the Company and its operation. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contact:

Denis Boucher

514-913-1957